Exhibit 99.1

Notice of Annual General Meeting 2026
REZOLVE AI PLC

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you have any doubts about the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant, or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or from another appropriately authorised independent financial adviser if you are taking advice in a territory outside of the United Kingdom.

If you have sold or otherwise transferred all of your shares, please pass this document and its enclosures to the stockbroker or other agent through whom the sale was effected, for transmission to the purchaser or transferee.

Dear Shareholder

The following document gives notice that the Annual General Meeting (“AGM”) of Rezolve AI PLC (the “Company”) will be held at 2:00 p.m. (UK time) (9:00 a.m. (EDT)) on 30 June 2026 at 21 Sackville Street, London W1S 3DN.

As always, your vote is important to us and we encourage you to vote by completing and submitting a proxy form.

Business of the AGM

Included in the business of the AGM are:

(a)
customary resolutions to: (i) receive and adopt the annual accounts; (ii) approve the Directors’ Report for the year ended 31 December 2025; (iii) approve an annual report on remuneration for the year ended 31 December 2025; (iv) re-elect certain directors as directors of the Company; and (v) confirm the appointment of Macalvins Limited as the company’s auditor; and
(b)
special business resolutions to seek shareholder approval of: (i) the terms of a buyback contract which would enable the Company to carry out share buybacks of its ordinary shares of £0.0001 each; and (ii) a proposed capital reduction.

A copy of the Financial Statements and Directors’ Report for the year ended 31 December 2025 and the remuneration report for the year ended 31 December 2025 are enclosed with this notice.

Voting at the AGM

Voting at the AGM will be by way of poll rather than on a show of hands. This is a more transparent method of voting as shareholder votes are counted according to the number of shares held and will help to ensure an exact and definitive result. The poll will be conducted at the physical meeting. If you will not be participating in the meeting in person or otherwise wish to vote in advance, you may appoint a proxy as further detailed on page 7. Those submitting a proxy are encouraged to consider appointing the Chair of the meeting, rather than some other named person, as their proxy. This will ensure that your vote is counted.

Recommendation

The board of directors of the Company considers that the resolutions contained in this Notice are in the best interests of your Company and the shareholders as a whole and recommends that you vote in favour of them. The Directors intend to vote in favour of the resolutions in respect of their own beneficial holdings.

Yours sincerely

/s/ Daniel Wagner
Daniel Wagner
Chair and CEO

Rezolve AI PLC
Incorporated and registered in England under number 14573691
Registered office: 21 Sackville Street, London W1S 3DN

Notice is hereby given that an Annual General Meeting (“AGM”) of Rezolve AI PLC (the “Company”) will be held at 2:00 p.m. (UK time) (9:00 a.m. (EDT)) on 30 June 2026 at 21 Sackville Street, London W1S 3DN.

The business of the AGM will be to consider and, if thought fit, pass the following resolutions.

Resolutions 1 – 6 will be proposed as ordinary resolutions. Resolution 7 will be proposed as a special resolution. Explanations of the resolutions are given on page 5 of this Notice. Additional information for those entitled to attend the AGM can be found on page 7 of this Notice.

ORDINARY RESOLUTIONS

Resolution 1 –
Report and accounts 2025

THAT the Directors’ report and the accounts for the year ended 31 December 2025 be received and adopted.

Resolution 2 –
Remuneration report 2025

THAT the annual report on remuneration for the year ended 31 December 2025 be approved.

Resolution 3 –
Re-election of directors

THAT each of Stephen Perry, Derek Smith, Sir David Wright and Anthony Sharp be re-elected as directors of the Company.

Resolution 4 –
Appointment of auditor

THAT Macalvins Limited be appointed as auditor of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the Company.

Resolution 5 –
Remuneration of auditor

THAT the board of directors of the Company be authorised to determine the auditor’s remuneration.

Resolution 6 –
share buyback contract

THAT for the purposes of Section 694 of the Companies Act 2006, the terms of the buyback contract proposed to be entered into by the Company (the “Buyback Contract”) pursuant to which the Company will make purchases of its ordinary shares of £0.0001 each (the “Ordinary Shares”) be and are approved, and the Company be and is authorised to purchase Ordinary Shares pursuant to the Buyback Contract, provided that such authority shall expire on 29 June 2031 but so that the Company may under the terms of the Buyback Contract enter into an agreement to purchase Ordinary Shares which will or may be completed or executed wholly or partly after the authority expires and the Company may purchase Ordinary Shares pursuant to any such agreement as if the authority had not expired.

SPECIAL RESOLUTION

Resolution 7 –
Capital reduction

THAT £480 million of the amount standing to the credit of the share premium account of the Company be cancelled.

Dated: 4 June 2026

Registered Office:

21 Sackville Street
London
England
W1S 3DN

/s/ Daniel Wagner
BY ORDER OF THE BOARD
Director

Incorporated and registered in England under number 14573691

Explanatory notes on the resolutions

The notes on this page give an explanation of the proposed resolutions.

Resolutions 1 - 6 are proposed as ordinary resolutions, which require at least a simple majority of the votes cast to be in favour. Resolution 7 is proposed as a special resolution, which requires at least three-quarters of the votes cast to be in favour.

ORDINARY RESOLUTIONS

Resolution 1 –
Approval and adoption of annual accounts and Directors’ report 2025

The Directors are required to present to shareholders at a general meeting the Company’s accounts and the report of the Directors for the year ended 31 December 2025.

Resolution 8 –
Approval of remuneration report 2025

This resolution seeks shareholder approval for the annual report on remuneration, which gives details of how payments and share awards were made to Directors in connection with their performance and that of the Company during the year ended 31 December 2025.

The remuneration report is prepared annually and is subject to an advisory shareholder vote.

Resolution 9 –
Re-election of directors

In accordance with the Company’s articles of association, each of the Company’s directors was classified, with respect to the term for which they severally hold office, into three classes, designated as Class I, Class Il and Class III, respectively. The Class I director served a term expiring at the Company’s 2025 annual meeting of shareholders, the Class II directors serve a term expiring at the Company’s 2026 annual meeting of shareholders and the Class III directors serve a term expiring at the Company’s 2027 annual meeting of shareholders.

Each of Stephen Perry, Derek Smith, Sir David Wright and Anthony Sharp have been designated by a resolution adopted by the board of directors of the Company as Class II directors and, accordingly, their respective terms as directors of the Company expire upon conclusion of the AGM.

It is proposed, with the recommendation of the Board, that each of Stephen Perry, Derek Smith, Sir David Wright and Anthony Sharp be re-appointed as directors of the Company with effect from the conclusion of the AGM.

The bios of each of Stephen Perry, Derek Smith, Sir David Wright and Anthony Sharp may be found at https://investor.rezolve.com/corporate-governance/board-of-directors.

Resolution 10 –
Approval of appointment of auditor

At each general meeting at which the accounts are laid before the shareholders, the Company is required to appoint an auditor to serve until the next such meeting. The board of directors of the Company has assessed the effectiveness of Macalvins Limited and recommends their appointment as auditor.

Macalvins Limited has agreed to act as the Company’s auditor in respect of the financial year ending 31 December 2026.

Resolution 11 –
Remuneration of auditor

This resolution authorises the board of directors of the Company to determine the remuneration of the Company’s auditor.

Resolution 12 –
Share buyback contract

This resolution seeks shareholder approval for the Buyback Contract, pursuant to section 694 of the Companies Act 2006.

Under the Buyback Contract, a maximum number of Ordinary Shares may be repurchased by the Company, subject to customary pricing thresholds. The Buyback Contract will be available for inspection at the Company’s registered office for not less than 15 days ending with the date of the AGM, and at the AGM itself.

SPECIAL RESOLUTION

Resolution 13 –
Capital reduction

This resolution seeks shareholder approval for the cancellation of £480 million of the Company’s share premium account. The share premium account is not distributable and the cancellation will create a distributable reserve which may be used to offset a negative accumulated balance on the Company’s profit and loss account and create a surplus, which may be used by the Company to effect share buybacks.

The capital reduction is subject to court approval. Following the passing of this resolution, the Company will apply to the High Court of Justice of England and Wales for an order confirming the reduction.

Additional information for those entitled to attend the Annual General Meeting

1.
A member entitled to attend and vote at the AGM is entitled to appoint another person as his/her proxy to exercise all or any of his/her rights to attend, speak and vote at the meeting and at any adjournment of it (including on any poll demanded at the meeting or any adjourned meeting). Such a member may appoint more than one proxy in relation to the AGM, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not be a member of the Company.
2.
A form of proxy which may be used to appoint a proxy and give proxy instructions is enclosed (the “Form of Proxy”).
3.
To be valid, a copy of the completed and signed instrument appointing a proxy, and the power of attorney or other authority (if any) under which it is signed, must be returned in accordance with the instructions in the top right corner of the first page of the Form of Proxy, so as to be received as soon as possible and in any event not later than 11:59 p.m. (EDT) on 26 June 2026 (or, in the case of an adjournment of the meeting, 48 hours before the time appointed for the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day)).
4.
The return of a completed and signed instrument appointing a proxy, and the power of attorney or other authority (if any) under which it is signed, will not prevent a shareholder attending the meeting and voting in person should they wish to do so, subject to any restrictions regarding in person attendance at the meeting that may be introduced.
5.
A member which is a corporation may appoint one or more persons to represent it at the meeting and such persons may exercise, on that member’s behalf, all of its powers as member, provided that, in the case of the appointment of two or more persons, they do not exercise voting rights over the same shares.
6.
The Company specifies that only those shareholders included in the register of members as at the close of business on 26 June 2026 or, in the event that the meeting is adjourned, in the register of members 48 hours before the time of the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day) shall be entitled to attend and vote at the meeting (or any adjourned meeting) in respect of the numbers of shares registered in their names at that time. Changes to the register of members after close of business on 26 June 2026 or, in the event that the meeting is adjourned, to the register of members 48 hours before the time of the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day) shall be disregarded in determining the rights of any person to attend or vote at the meeting (or any adjourned meeting).
7.
Voting on each of the resolutions to be put to the forthcoming meeting will be conducted by way of a poll, rather than on a show of hands.
8.
You may not use any electronic address provided either in this Notice or any related documents (including the Form of Proxy) to communicate for any purposes other than those expressly stated.